AMERICAN INDEPENDENCE FUNDS TRUST

335 Madison Avenue, Mezzanine

New York, NY 10017

646-747-3475

                                                                                                                        December 8, 2009

Mr. Keith O’Connell

U.S. Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, NW

Mail Stop 05-05

Washington, DC  20549

RE:       Request to  Withdraw  Registration Statement on

                        SEC File Numbers: 333-163031

Dear Mr. O’Connell:

On November 10, 2009 American Independence Funds Trust (the “Registrant”) filed a Registration Statement on Form N-14 (File Number 333-163031) with the Securities & Exchange Commission (the “Commission).  The Registration Statement has not been amended.  Due to a change in its business plan, the Registrant has decided to withdraw its Registration Statement.

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), the Registrant hereby requests the withdrawal of its registration statement on Form N-14 (File No. 333-163031 – Accession No. 0001324443-09-000067) (the “Registration Statement”).

The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. Furthermore, there was no circulation of preliminary prospectuses in connection with the proposed transaction and the Registration Statement was not declared effective by the Commission.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives a notice from the Commission that this application will not be granted.

Yours truly,

AMERICAN INDEPENDENCE FUNDS TRUST

/s/ Eric M Rubin

Eric M Rubin

President